SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) Nr. 33.042.730/0001-04

State Registry (NIRE) 35300396090

SUMMARY OF THE RESOLUTIONS TAKEN AT THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 26, 2019, AND PRESENTED IN A SUMMARIZED MANNER

Date, Time and Place: April 26, 2019, at 9 a.m., at the Company's headquarters, at Av. Brig. Faria Lima, 3400, 20º andar, City of São Paulo, State of São Paulo.

Resolutions: The following resolutions were taken:

1.       Approved, by a majority of the attending shareholders: (i) the Management’s Accounts; (ii) the Financial Statements; and (iii) the Management’s Report for the fiscal year ended on December 31, 2018, as disclosed on February 20, 2019.

2.       Approved, by a majority of the attending shareholders, the allocation of the net profit for the fiscal year ended December 31, 2018, totaling R$5,074,135,973, as follows:

2.1. R$1,291,688,999.34 will be used to offset accumulated losses in prior years, fully amortizing the Accumulated Losses Account;

2.2. R$189,122,348.72 will be allocated to a legal reserve, pursuant to Article 30, Paragraph 2, Item I of the Company’s Bylaws and Article 193 of the Brazilian Corporation Law;

2.3. R$898,331,156.42 will be distributed to the shareholders, as minimum mandatory dividend, corresponding to R$0.65091 per share, pursuant to Article 33 of the Company’s Bylaws and Article 202 of Brazilian Corporation Law, to be paid by the Company in national currency until December 31, 2019, without price-level restatement, in one or more installments, according to the cash availability, under the terms authorized by Article 205, Paragraph 3, of the Brazilian Corporation Law. The shareholders registered with the depositary institution Banco Bradesco S.A. on May 2, 2019 are entitled to receive the dividends hereby declared. The procedure to pay the dividends declared herein will be disclosed in a Notice to the Shareholders to be timely issued by the Company.

2.4. R$2,694,993,469.26 will be allocated to the statutory reserve for Working Capital and Investments.

3.       Approved, by a majority of the attending shareholders, the annual overall compensation for the Management, totaling up to R$83,176,000.00.

4.       Approved, by a majority of the attending shareholders, that the Board of Directors will have five (5) members. The people were elected to the Company’s Board of Directors: Fabiam Franklin, Benjamin Steinbruch, Yoshiaki Nakano, Antonio Bernardo Vieira Maia and Miguel Ethel Sobrinho, all with term of office up to the 2021 Annual Shareholders’ Meeting.

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5.       Approved the installation of the Fiscal Council, with the following members elected to the Company’s Fiscal Council:  Patricia Valente Stierli, André Coji and Tufi Daher Filho, as sitting members, and Susana Hanna Stiphan Jabra, Beatriz Santos Martini and Angélica Maria de Queiroz, as alternate members, all with term of office up to the 2020 Annual Shareholders’ Meeting.

6.       Approved, by a majority of the attending shareholders, excluding those who voted through the remote form, the monthly compensation of each current member of the Fiscal Council, set as ten percent (10%) of the average compensation of the Company’s Executive Officers, not counting the benefits, representation fees and profit sharing. In addition to the compensation set forth above, the members of the Fiscal Council will be entitled to refund travel and subsistence expenses, required to carry out the assignment, pursuant to Paragraph 3 of Article 162 of the Brazilian Corporation Law

6.1 In the month in which the sitting member of the Fiscal Council is replaced by his/her alternate in any meeting held, the monthly compensation will be divided equally between the sitting member and the alternate member.

São Paulo, April 26, 2019

________________________________________

Claudia Maria Sarti

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.